UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
333-201424 CUSIP NUMBER 88024L100

(Check One):

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

☐ Form N-CSR

For Period Ended: June 30, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

PART I -- REGISTRANT INFORMATION

TEMPUS APPLIED SOLUTIONS HOLDINGS, INC.

Full Name of Registrant

Chart Acquisition Corp.

Former Name if Applicable

133 Waller Mill Road

Address of Principal Executive Office (Street and Number)

Williamsburg, Virginia 23185

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tempus Applied Solutions Holdings, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015 (the “Form 10-Q”) on a timely basis because the Company consummated a business combination transaction on July 31, 2015 that resulted in, among other things, a transition in the management and change in structure of the Company. As a result, the Company requires additional time to gather information and finalize its financial statements. The Company expects to file the Form 10-Q within the additional time allowed by this report.

PART IV -- OTHER INFORMATION

(1)         Name and telephone number of person to contact in regard to this notification

R. Lee Priest, Jr.	(757) 875-7779
(Name)	(Area Code) (Telephone Number)

(2)         Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)         Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐No

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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On July 31, 2015, the Company consummated the transactions contemplated by the Agreement and Plan of Merger, dated as of January 5, 2015, as amended (the “Merger Agreement”), by and among itself, Chart Acquisition Corp. (“Chart”), Tempus Applied Solutions, LLC (“Tempus”), the holders of Tempus’ membership interests named in the Merger Agreement (the “Members”), Benjamin Scott Terry and John G. Gulbin III, together, in their capacity under the Merger Agreement as the representative of the Members for the purposes set forth therein, Chart Merger Sub Inc., (“Chart Merger Sub”), Chart Financing Sub Inc. (“Chart Financing Sub”), TAS Merger Sub LLC (“Tempus Merger Sub”), TAS Financing Sub Inc. (“Tempus Financing Sub”), Chart Acquisition Group LLC, in its capacity under the Merger Agreement as the representative of the equity holders of Chart and Tempus Holdings (other than the Members and their successors and assigns) and the other parties thereto. As a result of the transaction, (i) Chart Financing Sub and Chart Merger Sub merged with and into Chart, with Chart continuing as the surviving entity, (ii) Tempus Financing Sub and Tempus Merger Sub merged with and into Tempus, with Tempus continuing as the surviving entity, and (iii) each of Chart and Tempus became wholly owned subsidiaries of the Company. We refer to the transactions contemplated by the Merger Agreement as the “Business Combination.”

As a result of the Business Combination, the Company expects that the Form 10-Q will reflect significant changes in its results of operations for the quarter ended June 30, 2015 as compared to the prior year results reported by Chart. Specifically, the Company anticipates that revenues for the quarter ended June 30, 2015 will be between $3.7 million and $4.2 million, compared to no revenues for Chart during the quarter ended June 30, 2014. The Company anticipates its net loss for the quarter ended June 30, 2015 will be between $175,000 and $225,000, compared to a net loss of approximately $580,000 for Chart during the quarter ended June 30, 2014. The changes in the results of operations are due to the fact that Tempus is an operating company that provides customized engineering, integration and operations solutions that support critical missions of the United States Department of Defense and the intelligence community and that meet the requirements of foreign governments and heads of state worldwide. By contrast, Chart was a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, and did not engage in any operations nor generate any revenues prior to the consummation of the Business Combination.

The financial results presented above for the quarter ended June 30, 2015 reflect preliminary estimates of the Company’s results of operations and anticipated changes from the corresponding prior period, as of the date of the filing of this Form 12b-25. These estimates are subject to change upon the completion of the reporting process and the filing of the Company’s financial statements, and actual results may vary significantly from these estimates.

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TEMPUS APPLIED SOLUTIONS HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 11, 2015	By:	/s/ R. Lee Priest, Jr.
Name: R. Lee Priest, Jr.
Title: Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

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